[redacted]

08027167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67043

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BATS Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4151 N. Mulberry Drive, Suite 275
(No. and Street)

Kansas City (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessi Kingsbury 816-285-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
Section
FEB 29 2008
Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

11440 Tomahawk Creek Parkway (Address) Leawood (City) KS (State) 66211 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jessica Kingsbury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BATS Trading, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMARA TUCKER
Notary Public - Notary Seal
STATE OF MISSOURI
Clay County
My Commission Expires Oct.25, 2009
Commission # 05788203

Signature

Controller

Title

Tamara Tucker

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mayer Hoffman McCann P.C.
An Independent CPA Firm

11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
913-234-1900 ph
913-234-1100 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors

BATS TRADING, INC.

We have audited the accompanying consolidated balance sheet of BATS Trading, Inc. and affiliate as of December 31, 2007 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the management of BATS Trading, Inc. and affiliate. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BATS Trading, Inc. and affiliate as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The additional information is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is additional information required by Rule 17-a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Leawood, Kansas
February 27, 2008

Mayer Hoffman McCann P.C.

BATS TRADING, INC. AND AFFILIATE

Consolidated Balance Sheet

December 31, 2007

ASSETS

CURRENT ASSETS		
Cash	$	26,638,220
Accounts receivable, net of allowance of $27,421		19,540,862
Other receivables		7,360,721
Short-term investments, at fair value		94,706,740
Prepaid and other current assets		257,989
TOTAL CURRENT ASSETS		148,504,532
PROPERTY AND EQUIPMENT, AT COST		
Computer equipment		3,870,093
Furniture and fixtures		225,601
Leasehold improvements		359,617
Property transactions in process		369,622
Purchased and internally developed software		410,445
		5,235,378
Less accumulated depreciation		(1,548,717)
NET PROPERTY AND EQUIPMENT		3,686,661
OTHER ASSETS		39,451
TOTAL ASSETS	$	152,230,644

LIABILITIES

CURRENT LIABILITIES		
Accounts payable	$	12,048,058
Accrued expenses and other liabilities		4,463,983
TOTAL CURRENT LIABILITIES		16,512,041

STOCKHOLDERS' EQUITY

CAPITAL CONTRIBUTED		
Common stock - authorized 20 million shares of $.01 par value; 17,739,333 shares issued and outstanding		177,393
Additional paid-in capital		162,134,169
TOTAL CAPITAL CONTRIBUTED		162,311,562
ACCUMULATED DEFICIT		(26,610,829)
OTHER COMPREHENSIVE INCOME		17,870
TOTAL STOCKHOLDERS' EQUITY		135,718,603
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	152,230,644

See Notes to Financial Statements

END